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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.
20549

                                  SCHEDULE 13D

                    Under the Securities Exchange
                            Act of 1934
                            (Amendment No.    5
                            )*

                            WILSON BROTHERS USA,
Inc.
                                (Name of
Issuer)
                      Common Stock, par value
                         $1 per share (Title
                         of Class of
                         Securities)
                                   972091 10 2
                                 (CUSIP
Number)
                                  John
Sanford
                           One Penn
                            Plaza, Suite
                            4720 New
                            York, New
                            York 10119
                                  (212)62
                                  9-7706
       (Name, Address and Telephone Number of Person
                           Authorized to Receive Notices
                           and Communications)
                                January 25, 1999
             (Date of Event which Requires Filing of this Statement)

If  the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check  the  following box if a fee is being paid with the
statement   . (A  fee  is  not  required only if the
reporting  person:   (1)  has  a previous statement on file
reporting beneficial ownership of more  than five  percent
of the class of securities described in Item 1;  and  (2)
has   filed   no  amendment  subsequent  thereto  reporting
beneficial
ownership of five percent or less of such class.)  (See
Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information required on the remainder of this cover
page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act")
or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the
Act (however, see the Notes).
                                  SCHEDULE 13D
CUSIP NO.    972091 10                        PAGE     2
of       4
2                                             Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Sanford
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)

    (b)

3   SEC USE ONLY

4   SOURCE OF FUNDS*
        PF
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              US Citizen
     NUMBER OF      7    SOLE VOTING POWER
      SHARES              2,248,879 shares of Common Stock
consisting of
   BENEFICIALLY          (i) 1,694,653 shares of Common Stock
and (ii)
     OWNED BY            554,226 shares of Common Stock
issuable pursuant
       EACH              to convertible notes of the Issuer
     REPORTING
      PERSON
       WITH
                    8    SHARED VOTING POWER
                           0
                    9    SOLE DISPOSITIVE POWER
                          2,248,879 shares of Common Stock
                         consisting of (i) 1,694,653 shares
                         of Common Stock and (ii) 554,226
                         shares of Common Stock issuable
                         pursuant to convertible notes of the
                         Issuer
                    10   SHARED DISPOSITIVE POWER
                            0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     2,248,879 shares of Common Stock consisting of (i) 1,694,653 shares of Common Stock and (ii) 554,226 shares of Common Stock issuable pursuant to convertible notes of the Issuer
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  52.57% (based on 4,277,976 shares outstanding on a fully
                           diluted
     basis)
14   TYPE OF REPORTING PERSON*
        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
      ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
      SIGNATURE ATTESTATION.
Item 1.  Security and Issuer

    This  Amendment No. 5 to the Schedule 13D filed by John

                            Sanford

("Sanford"), relates  to the common stock, $1.00 par value

per  share (the       "Common  Stock"),  of  Wilson Brothers

USA,  Inc.  an  Illinois

corporation (the "Issuer" or "Wilson"), with its principal

offices  at

902  South  Main Street, Point Marion, PA 15474. Except

as  otherwise

defined  herein, all capitalized terms are used herein as

defined  in

the Schedule 13D dated April 18, 1995, as heretofore amended, filed by

Sanford, which is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is supplemented as follows:

           On  January  25,  1999, in a private

transaction,  Nicholas Sokolow  sold  to John Sanford

150,000 shares of Wilson Brothers  USA, Inc. stock for

$3,300.

 Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended as follows:

      (a)   As  of the date hereof, Sanford is the holder

of  (i)  an

aggregate  of $868,750 of convertible notes of the Issuer

convertible

at  any  time into 554,226 shares of Common Stock, and (ii)

1,694,653 shares  of  Common Stock, constituting

approximately 52.57% of  Common Stock of the Issuer

outstanding (based on 3,321,039 shares of  Common

Stock outstanding as reported in the Issuer's Quarterly

Report on Form 10Q for the quarterly period ending September

30, 1997, in addition to 956,937  shares  of  Common  Stock

issuable  upon  conversion  of  the Convertible  Note  and

certain other  notes  of  the  Issuer).   Such interest

includes Pledged Stock.

      (b)  Sanford has the sole power to vote, to direct the

vote,  to

dispose  or  to  direct the disposition, of his  1,694,653

shares  of Common  Stock  and  the 554,226  shares of Common

Stock  issuable  to Sanford  upon  conversion of the

Convertible Note  and  certain  other notes of the Issuer.

     (c)  During the past sixty days the following

       transactions in the Common Stock of the Issuer were

       effected:  See response to Item 3 which is

       incorporated herein by reference.





          SIGNATURE
      After reasonable inquiry and to the best of my

knowledge and  belief, I  certify that the

information set forth in this statement  is

true, complete and correct.





                                   /s/ John Sanford
                                   John Sanford

Dated:


February 19,


1999